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November 8, 2012

Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

           Re:  Variable Annuity Account              SENT VIA EDGAR
                Minnesota Life Insurance Company
                Registration Statement on Form N-4

       File Nos.  MultiOption Extra Variable Annuity 333-140230 811-04294 ("Extra"); and
                  Waddell & Reed Advisors Retirement Builder Variable Annuity
                  333-111067 811-04294 ("Retirement Builder")

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission ("SEC") Staff comments received by Minnesota Life Insurance Company (the "Company") in a telephone conversation on November 5, 2012. Each of the SEC Staff's comments is set forth below, followed by the Company's response. The responses apply to each registration statement referenced above, except as otherwise indicated.

In addition, the Company has also provided a marked copy of the Retirement Builder registration statement, and conforming changes will be made to the Extra registration statement. The revisions will be incorporated into the above-referenced registration statements via post-effective amendment once the Company receives Staff approval to do so.

1. PLEASE CLARIFY SUPPLEMENTALLY WHETHER THERE ARE ANY TYPES OF GUARANTEES OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE CONTRACTS OR WHETHER THE COMPANY WILL BE PRIMARILY RESPONSIBLE FOR PAYING OUT ON ANY GUARANTEES ASSOCIATED WITH THE CONTRACTS.

   RESPONSE:

   The Company does not currently have any guarantee or support agreements with third parties to support the Company's guarantees under the contracts. Accordingly, the Company is primarily responsible for paying out on any guarantees associated with the contracts.

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2. THE EDGAR CLASS IDENTIFIER FOR THIS CONTRACT DIFFERS FROM THE CONTRACT NAME
   ON THE FRONT COVER PAGE OF THE PROSPECTUS AND SUPPLEMENT. WADDELL & REED IS MISSING FROM THE EDGAR CLASS IDENTIFIER. THE EDGAR CLASS IDENTIFIER CURRENTLY READS ADVISORS RETIREMENT BUILDER VARIABLE ANNUITY INSTEAD OF WADDELL & REED ADVISORS RETIREMENT BUILDER VARIABLE ANNUITY. PLEASE MAKE CHANGES TO EDGAR CLASS IDENTIFIERS SO THAT THE CONTRACT NAME ON THE FRONT COVER PAGE OF THE PROSPECTUS IS THE SAME AS THE CLASS IDENTIFIERS.

   RESPONSE:

   The Company confirms that it changed the EDGAR class identifier to match the contract name on the front cover of the prospectus and supplement.

3. PLEASE CONFIRM ALL SPECIAL TERMS USED IN THE SUPPLEMENTS HAVE BEEN DEFINED IN THE TEXT OF THE PROSPECTUS PRIOR TO FIRST USE OR IN THE GLOSSARY OF SPECIAL TERMS. IF NOT, DEFINE THEM IN THE SUPPLEMENT.

   RESPONSE:

   The Company confirms that all special terms used in the supplements have been defined in the text of the prospectus or supplement prior to first use or in the glossary of special terms.

4. THE LETTERS COVERING THE SUPPLEMENT FILED WITH THE COMMISSION STATED THE REGISTRATION STATEMENTS ARE BEING AMENDED TO UPDATE OPTIONAL LIVING BENEFIT RIDERS. PLEASE CORRECT THE STATEMENT IN THE LETTERS TO REFLECT THAT OPTIONAL DEATH BENEFITS ARE BEING ADDED AND CERTAIN CURRENTLY OFFERED DEATH BENEFITS WILL NO LONGER BE OFFERED.

   RESPONSE:

   The Company confirms that it will clarify in future correspondence that optional death benefits are being added and certain currently offered death benefits will no longer be offered.

5. PAGE 1 OF THE SUPPLEMENT. CLARIFY THAT ELECTION FORMS AND RELATED MATERIALS WILL STILL BE ACCEPTED AFTER THE DECEMBER 21, 2012 CUTOFF DATE IF THE PURCHASER'S STATE HAS NOT APPROVED THE NEW OPTIONAL DEATH BENEFITS BY THAT TIME. EXPLAIN TO THE READER HOW THE PURCHASER WILL BE INFORMED WHETHER HIS OR HER STATE OF RESIDENCE HAS APPROVED THE NEW OPTIONAL DEATH BENEFITS.

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   RESPONSE:

   In response to the Staff's Comment, the following is added to the applicable portions of the supplements:

     "Applications, election forms, and any related paperwork will be accepted after December 21, 2012, for the old optional death benefits if your state has not approved the new optional death benefits by that time. We will inform our registered representatives of any additional state approvals, so please consult your registered representatives for state availability."

6. PAGE 2. PLEASE PROVIDE THE MAXIMUM POSSIBLE CHARGE ANNUAL PERCENTAGES FOR THE HAV II AND PDB II OPTIONAL RIDERS. IF THE PERCENTAGES ARE THE SAME FOR THE MAXIMUM AND CURRENT CHARGES, PLEASE REPEAT THE INFORMATION IN THE MAXIMUM COLUMN.

   RESPONSE:

   The Company confirms the maximum possible charge annual percentages for HAV II and PDF II are the same as the current benefit charge annual percentages, and the Company will repeat that information in the maximum possible charge column.

7. PAGE 2. PLEASE PROVIDE EXPLANATIONS IN THE FOOTNOTES TO THE EXPENSE TABLE OR ELSEWHERE REGARDING THE RELATIONSHIP BETWEEN CURRENT AND MAXIMUM CHARGE ANNUAL PERCENTAGES. HAS THE REGISTRANT RESERVED THE RIGHT TO INCREASE THESE CHARGES TO CONTRACT PURCHASERS ELECTING THESE RIDERS IN THE FUTURE? IF SO, PLEASE ADD DISCLOSURE IN THE SUPPLEMENT EXPLAINING THAT CURRENT CHARGES COULD BE INCREASED AND THE CIRCUMSTANCES SURROUNDING SUCH INCREASES. ALSO, CONFIRM THE MAXIMUM CHARGES ARE USED IN THE EXAMPLES.

   RESPONSE:

   The Company confirms it reserved the right to increase the current charge for certain optional living benefit riders. In response to the Staff's comment, the following is added to the applicable footnotes:

     "The current annual rider charge may increase to no more than the maximum charge shown if your benefit base is reset to the contract value. See the section of this Prospectus entitled 'Other Contract Options (Living Benefits)' for details on how the benefit base is determined and how the rider charge could increase."

   The Company also confirms that the maximum charges are used in the examples.

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8. PAGE 7. OPTIONAL DEATH BENEFITS. THE PENULTIMATE PARAGRAPH ON THIS PAGE IS
   DIFFICULT TO FOLLOW. PLEASE CONSIDER EXHIBITING THE VARIOUS PERMISSIBLE COMBINATIONS OF OPTIONAL LIVING BENEFIT RIDERS AND OPTIONAL DEATH BENEFIT RIDERS IN CHART OR OTHER CLARIFYING FORMATS.

   RESPONSE:

   In response to the Staff's comment, the penultimate paragraph is replaced with the following:

The following chart provides an overview of the optional death benefit riders and combinations of riders that may be available to you, subject to state approval.

                             For states that have approved HAV
                                II, Premier II, and EEB II
                ------------------------------------------------------------
 Optional Death              Available if NO                      Available if an
 Benefit Riders    Optional Living Benefit is Elected    Optional Living Benefit IS Elected
 --------------   -------------------------------------  ----------------------------------
HAV II                             Yes                                  Yes
HAV II + PDB II                    No                                   No
HAV II + EEB II                    Yes                                  No
PDB II                             Yes                                  No
PDB II + EEB II                    Yes                                  No
EEB II                             Yes                                  No
            For states that have not yet approved HAV II, Premier II and EEB II
            -------------------------------------------------------------------
HAV                                Yes                                  Yes
HAV + 5% DBI                       No                                   No
HAV + Premier                      No                                   No
HAV + EEB                          Yes                                  No
5% DBI                             Yes                                  No
5% DBI + Premier                   No                                   No
5% DBI + EEB                       Yes                                  No
Premier                            Yes                                  No
Premier + EEB                      Yes                                  No
EEB                                Yes                                  No

9. PAGES 8-9. PLACE IN BOLD TYPEFACE OR OTHERWISE EMPHASIZE THE RESERVATION OF RIGHTS LANGUAGE ON PAGES 8 AND 9, AND DISCLOSE THE NEGATIVE CONSEQUENCES FOR THE BENEFIT RECIPIENT IF PROOF OF DEATH IS PROVIDED AFTER ONE YEAR AFTER DEATH. ELABORATE ON WHETHER THE CONTRACT OWNER WILL HAVE PAID FOR A BENEFIT THAT IS NOT ULTIMATELY RECEIVED IN THIS CIRCUMSTANCE.

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   RESPONSE:

   In response to the Staff's comment, the Company places the reservation of rights language in bold typeface. In addition, the following is added to such language:

     "This may result in your beneficiary receiving a death benefit that is less than what the beneficiary may have otherwise been entitled to. In addition, you may have paid for a death benefit that may not ultimately be received in this circumstance."

Please direct additional questions or comments to the undersigned at
(651) 665-4145.

Very truly yours,

/s/ Daniel P. Preiner
Daniel P. Preiner
Associate Counsel

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